UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)

CHINA-BIOTICS, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

16937B109
(CUSIP Number)

Eric Simonson K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 Ph: (206) 623-7580 Fax: (206) 623-7022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 19, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons Song Jinan (1)

2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,084,037 shares of Common Stock (2)

8. Shared Voting Power 0 shares of Common Stock

9. Sole Dispositive Power 5,084,037 shares of Common Stock (2)

10. Shared Dispositive Power 0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,084,037 shares of Common Stock (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row 9 29.76% (3)

14. Type of Reporting Person IN

(1)           The filing of this Schedule 13D jointly by Mr. Song and Ms. Yan shall not be construed as an admission that Mr. Song or Ms. Yan, as applicable, is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)           Does not include China-Biotics common stock held by spouse.  Ms. Yan Li, who is the spouse of Mr. Song, holds 3,979,993 shares of the common stock.

(3)           Based on 17,080,000 shares of common stock outstanding as of May 20, 2009.

1. Names of Reporting Persons Yan Li (1)

2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,979,993 shares of Common Stock (2)

8. Shared Voting Power 0 shares of Common Stock

9. Sole Dispositive Power 3,979,993 shares of Common Stock (2)

10. Shared Dispositive Power 0 shares of Common Stock

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,979,993 shares of Common Stock (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row 9 23.3% (3)

14. Type of Reporting Person IN

(1)           The filing of this Schedule 13D jointly by Mr. Song and Ms. Yan shall not be construed as an admission that Mr. Song or Ms. Yan, as applicable, is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)           Does not include China-Biotics common stock held by spouse.  Mr. Song Jinan, Ms. Yan’s spouse, holds 5,084,037 shares of China-Biotics common stock.

(3)           Based on 17,080,000 shares of common stock outstanding as of May 20, 2009.

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock of China-Biotics, Inc. (“China-Biotics”), par value $.0001 per share (the “Common Stock).  The principal executive offices of China-Biotics are located at No. 999 Ningqiao Road, Jinqiao Export Processing Zone, Pudong, Shanghai 210206, People’s Republic of China.

Item 2.  Identity and Background

(a) – (c) and (f):

The reporting persons filing this Schedule 13D are Mr. Song Jinan, the President and Chief Executive Officer of China-Biotics, and Ms. Yan Li, who is the spouse of Mr. Song.  Mr. Song and Ms. Yan reside at Room 1101, Block 1, 1185 Jinqiao Road, Pudong, Shanghai, PRC, 201206.  The business address of China-Biotics is No. 999 Ningqiao Road, Jinqiao Export Processing Zone, Pudong, Shanghai 210206, People’s Republic of China.

Mr. Song and Ms. Yan are citizens of the People’s Republic of China.

(d) and (e):

Neither Mr. Song or Ms. Yan has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The funds used by Mr. Song and Ms. Yan to acquire the Common Stock were shares in Sinosmart Group Inc.  Please see Item 4 below for further description of the securities exchange transaction.

Item 4. Purpose of Transaction

               On March 22, 2006, China-Biotics completed a securities exchange with Sinosmart Group Inc., or SGI, pursuant to which the SGI shareholders, including Mr. Song and Ms. Yan, transferred all of the equity securities of SGI to China-Biotics in exchange for the issuance of shares of China-Biotics common stock.   Mr. Song and Ms. Yan acquired their Common Stock pursuant to this securities exchange transaction.

                 Mr. Song and Ms. Yan may sell their Common Stock into the market from time to time in private sale transactions or pursuant to an effective registration statement. Neither Mr. Song nor Ms. Yan has any specific plans to dispose of any specific number of shares of Common Stock, although they expect to make sales of such stock from time to time as market conditions make such sales attractive to them.

Item 5. Interest in Securities of the Issuer

(a)  Mr. Song holds 5,084,037 shares of Common Stock, which comprises 29.76% of the outstanding shares of China-Biotics’ common stock.  Ms. Yan holds 3,979,993 shares of Common Stock, which comprises 23.3% of the outstanding shares of China-Biotics’ common stock.

(b)  Mr. Song has the sole power to vote and to direct the vote and to dispose or to direct the disposition of the 5,084,037 shares of Common Stock held in his name.  Ms. Yan has the sole power to vote and to direct the vote and to dispose or to direct the disposition of the 3,979,993 shares of Common Stock held in her name.

(c)  On January 21, 2009, Ms. Yan sold 250,000 shares of China-Biotics common stock at a price of $6.60 per share in a private sale transaction. On May 19, 2009, Ms Yan sold 250,000 shares of China-Biotics common stock at a price of $8.60 per share in a private sale transaction.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2009

/s/ Song Jinan
Song Jinan President and Chief Executive Officer

Dated: May 21, 2009	/s/ Yan Li
Yan Li

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Dated: May 21, 2009

/s/ Song Jinan
Song Jinan President and Chief Executive Officer

Dated: May 21, 2009	/s/ Yan Li
Yan Li